April 25, 2017

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Mail Stop 4546

Attention:	Dorman Yale
Erin Jaskot
Suzanne Hayes
Ibolya Ignat
Jim B. Rosenberg

Re:	Zymeworks Inc.
Registration Statement on Form F-1
File No. 333-217100

Ladies and Gentlemen:

Zymeworks Inc., a corporation currently incorporated under the federal laws of Canada (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form F-1 (File No. 333-217100) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 pm, Eastern Time, on Thursday April 27, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Riccardo Leofanti of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4700 and that such effectiveness also be confirmed in writing.

Very truly yours,

ZYMEWORKS INC.

By:	/s/ Neil Klompas
	Name:	Neil Klompas
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request Letter]